EXHIBIT 99.2

Offer to Purchase Outstanding Notes and Solicitation of Consents to Proposed Amendments to the Indentures Governing the Notes issued by ONO Finance on April 16, 2004.

Exhibit 99.2

Approximately €300,000,000 (or its equivalent)
ONO FINANCE PLC
Offers to Purchase Its Outstanding Notes Listed Below
and
Solicitation of Consents to Proposed Amendments to the
Indentures Governing the Notes

ONO Finance plc, a public limited company organised under the laws of England and Wales (the “Issuer”), hereby offers to purchase for cash, on the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (as amended or supplemented from time to time, the “Offer Document”) and in the accompanying Consent and Letter of Transmittal (the “Letter of Transmittal” and together with the Offer Document, the “Offer Documents”), our outstanding (i) $92,098,000 13% Senior Notes due 2009 (the “USD 2009 Notes”), (ii) €45,628,000 13% Senior Notes due 2009 (the “EUR 2009 Notes” and, together with the USD 2009 Notes, the “2009 Notes”); (iii) $83,514,000 14% Senior Notes due 2011 (the “USD 2011 Notes”); (iv) €112,053,000 14% Senior Notes due 2011 (the “EUR 2011 Notes” and, together with the USD 2011 Notes, the “2011 Notes”); and (v) €113,702,000 14% Senior Notes due 2010 (the “2010 Notes”).  We refer to the 2009 Notes, the 2011 Notes and the 2010 Notes collectively as the Notes.

Security Description	CUSIP NUMBER	ISIN	Outstanding Aggregate Principal Amount	Acceptance Priority Level(2)	Tender Offer Consideration(1)	Early Participation Payment(1)	Total Consideration(1)

USD 2009 Notes	G6751NAA8	N/A	$83,000	1	$1,038.75	$30	$1,068.75
	682735AC9	N/A	$92,015,000

EUR 2009 Notes	N/A	XS0097395304	€17,000	1	€1,038.75	€30	€1,068.75
	N/A	XS0102774774	€45,611,000

USD 2011 Notes	682735AS4	N/A	$83,514,000	2	$1,110.00	$50	$1,160.00

EUR 2011 Notes	N/A	XS0129576376	€112,053,000	2	€1,110.00	€50	€1,160.00

EUR 2010 Notes	N/A	XS0113097553	€20,000	3	€1,080.00	€50	€1,130.00
	N/A	XS0121111420	€113,682,000

(1)  Per $1,000 or  €1,000 aggregate principal amount of Notes accepted for purchase

(2)  ONO Finance will accept Notes validly tendered and not withdrawn in accordance with the Acceptance Priority Level (in numerical priority order).  All Notes tendered in the Offers having a higher Acceptance Priority Level will be accepted before any tendered Notes with a lower Acceptance Priority Level.

THE OFFERS COMMENCE ON APRIL 16, 2004, AND EXPIRE AT 8:00 AM, LONDON TIME, ON MAY 14, 2004, UNLESS EXTENDED OR EARLIER TERMINATED BY THE ISSUER IN ITS SOLE DISCRETION (SUCH TIME AND DATE AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”).  HOLDERS OF NOTES (AS HEREIN DEFINED) MUST TENDER AND NOT WITHDRAW THEIR NOTES ON OR PRIOR TO THE EXPIRATION DATE TO BE ELIGIBLE TO RECEIVE THE TENDER OFFER CONSIDERATION SET FORTH IN THE TABLE ABOVE (THE “TENDER OFFER CONSIDERATION”).  IN ADDITION, HOLDERS MUST TENDER AND NOT WITHDRAW THEIR NOTES (AS HEREIN DEFINED) ON OR PRIOR TO 4:00 PM, LONDON TIME, ON APRIL 29, 2004 OR SUCH DATE AS EXTENDED BY THE ISSUER (THE “EARLY TENDER DATE”) TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION SET FORTH IN THE TABLE ABOVE (THE “TOTAL CONSIDERATION”) WHICH INCLUDES THE EARLY PARTICIPATION PAYMENT ALSO SET FORTH IN THE TABLE ABOVE (THE “EARLY PARTICIPATION PAYMENT”).

The Lead Dealer Manager is:
Banc of America Securities Limited

The Dealer Managers are:
BNP PARIBAS	Deutsche Bank AG London	Morgan Stanley & Co.
International Limited
April 16, 2004

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

The Offer Documents constitute a separate offer (each, an “Offer”) with respect to each series of Notes.  Each Offer is independent and is not conditioned upon any other Offer, and each Offer may be amended, extended or terminated individually.  The Offers are not conditioned on any minimum amount of Notes being tendered.  Each Offer, however, is subject to a Maximum Offer Tender Amount (as defined below), and the amounts of each series that are purchased in an Offer may be allocated as set forth herein.  All Offers, taken together, are subject to an initial maximum tender amount of approximately €300,000,000 (or its equivalent) (the “Maximum Tender Amount”) in aggregate principal amount of Notes.  Subject to the terms of the Offers, the Issuer will accept Notes validly tendered and not withdrawn in accordance with the Acceptance Priority Level (in numerical priority order) set forth on the cover.  Therefore, all Notes tendered in Offers having a higher Acceptance Priority Level will be accepted before any tendered Notes in an Offer having a lower Acceptance Priority Level are accepted.  It is not anticipated that the Issuer will purchase all of the outstanding 2010 Notes.  See the section entitled “Maximum Tender Amount; Maximum Offer Tender Amount; Proration” in this Offer Document for further information.

We will accept any and all of the 2009 Notes and the 2011 Notes that are validly tendered and not withdrawn.  At least ten business days prior to the Expiration Date, we will determine the maximum principal amount for the 2010 Notes (such amount for each series of Notes, a “Maximum Offer Tender Amount”) that we will accept.  In determining the Maximum Offer Tender Amount for the 2010 Notes, we will take into account, among other things, the aggregate principal amount of all Notes tendered as of the date of such determination.  The 2010 Notes Offer will remain open for at least ten business days from the date the Issuer gives notice of the Maximum Offer Tender Amount for the 2010 Notes.  The 2009 Notes Offer and the 2011 Notes Offer will remain open for at least ten business days after any change in the Maximum Offer Tender Amount for such Offers.

Grupo Corporativo ONO, S.A. and its affiliates (“GCO”), the ultimate corporate parent of the ONO Group, holds €30 million of the EUR 2011 Notes.  GCO may tender these Notes in the 2011 Notes Offer.

We are seeking the consent of the holders (the “Consent Solicitation”) of the Notes to the Proposed Amendments (as herein defined) to the terms of each of the indentures governing each of the Notes (the “Indentures”).  None of the Offers is conditioned on the receipt of the consents of a majority in aggregate principal amount of the applicable Notes  (the “Requisite Consents”).

The proposed amendments are more fully described in the section entitled “The Proposed Amendments to the Indentures” (the “Proposed Amendments”). Under no circumstances, however, will the Proposed Amendments be effected with respect to the Indenture governing the 2010 Notes unless (i) the holders of at least a majority in aggregate principal amount of the 2010 Notes have consented to the Proposed Amendments, and (ii) all 2010 Notes validly tendered on or prior to the Expiration Date have been accepted for purchase by us.  Tenders of the Notes pursuant to the Offers will be deemed to constitute delivery of consents to the Proposed Amendments by holders of the relevant Notes. Holders of the Notes may not tender their Notes without delivering the related consents.

The total consideration for the Notes as set forth in the table on the front cover (the “Total Consideration”) will be an amount equal to $1,068.75 per $1,000 principal amount of the USD 2009 Notes or €1,068.75 per €1,000 principal amount of the EUR 2009 Notes, $1,160.00 per $1,000 principal amount of the USD 2011 Notes or €1,160.00 per €1,000 principal amount of the EUR 2011 Notes and €1,130.00 per  €1,000 principal amount of the EUR 2010 Notes and will be paid to holders who validly tender and have not validly withdrawn their Notes by 4:00 p.m. London time, on the Early Tender Date.  The Total Consideration includes the early participation payment for the Notes as set forth in the table on the front cover (the “Early Participation Payment”) each of which will be an amount equal to $30 per $1,000 principal amount of the USD 2009 Notes or €30 per €1,000 principal amount of the EUR 2009 Notes, $50 per $1,000 principal amount of the USD 2011 Notes or  €50 per €1,000 principal amount of the EUR 2011 Notes and €50 per €1,000 principal amount of the EUR 2010 Notes.  The tender offer consideration as set forth in the table on the front cover (the “Tender Offer Consideration”) shall be the Total Consideration minus the Early Participation Payment and shall be paid for Notes tendered (and not validly withdrawn) after the Early Tender Date and on or prior to the Expiration Date.  Accrued and unpaid interest shall be paid in respect of the Notes from the last interest payment date up to and not including the date of payment.

We are conducting the following offers:

•                  The offer for the USD 2009 Notes (together with the applicable Consent Solicitation, the “USD 2009 Notes Offer”)

•                  The offer for the EUR 2009 Notes (together with the applicable Consent Solicitation, the “EUR 2009 Notes Offer”; together with the USD 2009 Notes Offer, the “2009 Notes Offer”)

•                  The offer for the USD 2011 Notes (together with the applicable Consent Solicitation, the “USD 2011 Notes Offer”)

•                  The offer for the EUR 2011 Notes (together with the applicable Consent Solicitation, the “EUR 2011 Notes Offer”; together with the USD 2011 Notes Offer, the “2011 Notes Offer”)

•                  The offer for the EUR 2010 Notes (together with the applicable Consent Solicitation, the “2010 Notes Offer”; the 2009 Notes Offer, the 2011 Notes Offer and the 2010 Notes Offer are known collectively as the “Offers”)

IN DECIDING WHETHER TO PARTICIPATE IN ANY OF THE OFFERS, EACH HOLDER SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER “POTENTIAL ADVERSE EFFECTS OF OFFERS ON HOLDERS OF UNPURCHASED NOTES” BEGINNING ON PAGE 5

i

Any Notes and the related consents validly tendered on or prior to the Early Tender Date may be withdrawn at any time until the earlier of (i) the date upon which the Requisite Consents have been received and the Supplemental Indenture has been executed or (ii) the Early Tender Date.  Notes tendered following the Early Tender Date may not be withdrawn at any time.

None of the Issuer, Banc of America Securities Limited, BNP Paribas, Deutsche Bank AG London, Morgan Stanley & Co. International Limited, The Bank of New York or The Bank of New York Luxembourg S.A. makes any recommendation in connection with the Offers.

Notwithstanding any other provisions of the Offers, the Issuer’s obligation to accept for purchase and to pay the applicable Total Consideration or Tender Offer Consideration, as the case may be, up to the Maximum Tender Amount and the applicable Maximum Offer Tender Amounts, for the Offers is in each case subject to and conditioned upon, unless waived, the Finance Condition (as herein defined) and the General Conditions (as herein defined).

THIS OFFER DOCUMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OR ANY COMMISSION OR REGULATORY AUTHORITY OF ANY OTHER JURISDICTION, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OF ADEQUACY OF THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE.

The Offer Documents have not been submitted to the clearance procedures of Commissione Nazionale per le Società e la Borsa (CONSOB) and are not directed to investors resident in Italy.  No interests in the Notes are being offered, sold, purchased or delivered, no consent is being solicited and neither the Offer Documents nor any other offering or publicity material relating to the Offers or the Notes is or will be distributed to holders of the Notes who are Italian residents or who are located in Italy by ONO Finance or any of the Dealer Managers and Solicitation Agent or any other person acting on its or their behalf.  Accordingly, holders of the Notes are hereby notified that, to the extent such holders are Italian residents or are located in Italy, the Offers are not available to them and, as such, any electronic acceptance instruction or any other acceptance instruction in whatever form received from such persons shall be void.

If you are in any doubt as to the contents of this document or the action you should take, we recommend that you seek independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent financial advisor authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorised independent advisor (if you are outside the United Kingdom).

If you have recently sold or otherwise transferred your entire holding(s) of Notes referred to below, you should immediately forward the Offer Documents to t he purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Any holder desiring to tender Notes should either (a) request that their broker, dealer, commercial bank, trust company or other nominee complete the transaction on their behalf or (b) otherwise comply with the procedures set forth under “Procedures for Tendering Notes and Delivering Consents.”

If you are the beneficial owner and desire to t ender, and your Notes are held in book-entry format in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee and instruct them to tender the Notes on your behalf.

The Agent (as herein defined), the Dealer Managers, the Solicitation Agents and The Depository Trust Company (“DTC”) have confirmed that the Offers for Notes cleared through DTC are eligible for the DTC Automated Tender Offer Program (“ATOP”). DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the holders. To effect such a tender, DTC participants should transmit their acceptances to DTC through ATOP and follow the procedure for book-entry transfer set forth in “Procedures for Tendering Notes and Delivering Consents.”

To tender Notes held through Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), holders should send a tender instruction according to the procedures established by Euroclear or Clearstream, as applicable, for the Offers.

Acceptance and purchase of Notes validly tendered and not withdrawn pursuant to the Offers is conditional upon satisfaction or waiver of the conditions precedent set forth herein. See “Conditions to the Offers” and “Additional Terms of the Offers.”

Holders will not be obligated to pay any brokerage fees or commissions in connection with Notes tendered in accordance with this Offer and the instructions contained herein.

Subject to the terms and conditions contained herein, payment for validly tendered and accepted Notes will be made by the Agent (as herein defined) on our behalf, in immediately available funds, on a date promptly after the Expiration Date (the “Settlement Date”).

This Offer Document does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom it is unlawful to make such an offer or solicitation under applicable securities blue sky laws or other similar laws.  The delivery of this Offer shall not under any circumstances create any implication that the information contained or incorporated by reference herein is correct as of any time subsequent to the date hereof or the date of the information incorporated by reference herein.

For the purposes of the Financial Services and Markets Act 2000 this Offer Document may only be issued to persons outside the United Kingdom in accordance with Article 12(1)(a) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”), to persons falling within Article 43 of the Order and to persons to whom it may lawfully be communicated in accordance with the Offer.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED HEREIN.  IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Holders of Notes should take note of the following dates in connection with the Offers:

Date	Calendar Date	Event

Early Tender Date	4:00 p.m. London time on April 29, 2004 (unless otherwise extended by the Issuer in its sole discretion).	The last day for holders to tender Notes and consents in order to qualify for the payment of the Total Consideration, which includes the Early Participation Payment.

The Issuer intends to announce the Maximum Offer Tender Amount for the 2010 Notes. Notes tendered after the Early Tender Date may not be withdrawn.

Expiration Date	8:00 a.m. London time on May 14, 2004, (unless extended by the Issuer in its sole discretion or as required by applicable law).	The last day for holders to tender the Notes pursuant to the Offers.

Acceptance For Payment	The Issuer expects that this date will be the business day immediately following the Expiration Date.	Acceptance of all Notes validly tendered.

Settlement Date	Promptly following the acceptance for payment.	Payment for all Notes validly tendered (and not validly withdrawn) on or prior to the Expiration Date

AVAILABLE INFORMATION

We will make available to any holder, upon request, copies of the Notes, the Indentures and the latest drafts of the Supplemental Indentures to the Indentures governing the Notes.  Any request for such information should be directed to the offices of the Agent: 48th Floor, One Canada Square, London E14 5AL and of the Luxembourg Agent: Aerogolf Centre, 1A Hoehenhof, L-1736 Senningerberg, Grand Duchy of Luxembourg.

In addition, we and Cableuropa, S.A.U., a guarantor of the Notes, currently file periodic reports and furnish other information with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These reports and other information can be inspected and copied at the public reference section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or online at www.sec.gov.

Cableuropa’s annual report on Form 20-F for the year ended December 31, 2002 and our annual report on Form 20-F for the year ended December 31, 2002 are available, and all subsequent documents filed with or furnished to the SEC by Cableuropa or us will be available from the SEC in electronic format via EDGAR.

Cableuropa released its fourth quarter and full year results for the year ended December 31, 2003 and furnished these to the SEC on Form 6-K on February 24, 2004, but this information was limited, incomplete and may be inconsistent with the information which will appear in its annual report on Form 20-F for the year ended December 31, 2003.  Cableuropa expects to file its Form 20-F for the year December 31, 2003 prior to April 29, 2004.

We have not released any financial information since filing our 2002 20-F.  We expect to file our Form 20-F for the year ended December 31, 2003 prior to April 29, 2004.

TABLE OF CONTENTS

Forward Looking Statements

Summary Of Terms

Potential Adverse Effects Of Offers On Holders Of Unpurchased Notes

Background Information

Terms Of The Offers

Proposed Amendments To The Indentures

Procedures For Tendering Notes And Delivering Consents

Acceptance Of Notes For Payment

Certain Income Tax Considerations

v

FORWARD LOOKING STATEMENTS

This Offer Document contains certain “forward-looking” statements.  The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “may,” “will,” “risk,” “project,” “could” and other similar expressions which are predictions of or indicate future events and future trends identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Such risks, uncertainties and factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements (and from our past results, performances or achievements).  For additional risks and uncertainties with respect to the Issuer, please see the Issuer’s annual report on Form 20-F for the year ended December 31, 2002.  For additional risks and uncertainties with respect to Cableuropa, please see Cableuropa’s annual report on Form 20-F for the year ended December 31, 2002 and the subsequent documents filed with or furnished to the SEC by Cableuropa.

You should not place undue reliance on any forward-looking statements because they reflect our judgment at the date of this Offer Document. Any such forward-looking statements are not intended to give any assurances as to future results. We will not publicly release any revisions we may make to these forward-looking statements that may result from events or circumstances arising after the date hereof.

SUMMARY OF TERMS

The following summary is provided solely for the convenience of the holders. This summary is not a complete description of the terms and conditions of the Offers, and is therefore qualified in its entirety by the more detailed information appearing elsewhere in this Offer document.  We urge you to read this Offer document in its entirety.  Capitalized terms not defined in the summary shall have the meanings ascribed to them elsewhere in the Offer document.

ONO Finance plc:

ONO Finance plc, the issuer of and the party offering to purchase the Notes, is a public limited company organized under the laws of England and Wales. We are an independent financing entity whose principal business consists of issuing and managing debt securities to fund the operations of the ONO Group, of which we are not a member.

ONO Group:

Cableuropa and its subsidiaries own and operate telecommunications, cable television and Internet access businesses in Spain. Cableuropa and its subsidiaries are collectively known as the “ONO Group.” We have loaned the ONO Group the proceeds from the Notes to fund the development and growth of their telecommunications, cable television and Internet access businesses. Cableuropa and certain of its subsidiaries are guarantors of the Notes. For additional information about Cableuropa, please refer to the Cableuropa annual report on Form 20-F for the fiscal year ended December 31, 2002, and the subsequent documents filed with or furnished to the SEC.

The Notes:	The Notes subject to the Offers are set out in the table below.

The Tender Offer and Consent Solicitation:

We are offering to purchase for cash our outstanding Notes, subject to the terms and conditions set forth herein and the amount of Notes purchased is subject to the Maximum Tender Amount, the Acceptance Priority Level and the 2010 Notes Minimum Purchase (each as defined herein). The following table describes the principal features of the Notes and the terms of the Offers:

Security Description	CUSIP NUMBER	ISIN	Outstanding Aggregate Principal Amount	Acceptance Priority Level(2)	Tender Offer Consideration(1)	Early Participation Payment(1)	Total Consideration(1)

USD 2009 Notes	G6751NAA8	N/A	$83,000	1	$1,038.75	$30	$1,068.75
	682735AC9	N/A	$92,015,000

EUR 2009 Notes	N/A	XS0097395304	€17,000	1	€1,038.75	€30	€1,068.75
	N/A	XS0102774774	€45,611,000

USD 2011 Notes	682735AS4	N/A	$83,514,000	2	$1,110.00	$50	$1,160.00

EUR 2011 Notes	N/A	XS0129576376	€112,053,000	2	€1,110.00	€50	€1,160.00

EUR 2010 Notes	N/A	XS0113097553	€20,000	3	€1,080.00	€50	€1,130.00
	N/A	XS0121111420	€113,682,000

(1)  Per $1,000 or  €1,000 aggregate principal amount of Notes accepted for purchase

(2)  ONO Finance will accept Notes validly tendered and not withdrawn in accordance with the Acceptance Priority Level (in numerical priority order).  All Notes tendered in the Offers having a higher Acceptance Priority Level will be accepted before any tendered Notes with a lower Acceptance Priority Level.

The Offer is subject to certain conditions described in “Conditions to the Offers.”

Concurrently with the offer to purchase we are soliciting consents from holders of the Notes for the adoption of the Proposed Amendments. The tender of the Notes, pursuant to the Offers, will be deemed to constitute delivery of consents. None of the Offers is conditional upon the receipt of the Requisite Consents from holders to adopt the Proposed Amendments or any minimum amount of Notes being tendered.

Purpose of the Offers:

We are seeking to reduce the cost of and extend the maturity date for our outstanding indebtedness, as well as to implement the Proposed Amendments. We understand that Cableuropa believes that the successful consummation of the Offers will enhance its and the ONO Group’s operating and financial flexibility as well as to better position it and the ONO Group to achieve their strategic objectives and to compete in the marketplace.

Early Participation Payment:

For Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date, we will pay holders the Early Participation Payment as follows: (i) $30 per $1,000 in principal amount with respect to the USD 2009 Notes; (ii) €30 per €1,000 in principal amount with respect to the EUR 2009 Notes; (iii)

$50 per $1,000 in principal amount with respect to the USD 2011 Notes; (iv) €50 per €1,000 in principal amount with respect to the EUR 2011 Notes; and (v) €50 per €1,000 in principal amount with respect to the 2010 Notes.

Total Consideration and Tender Offer Consideration:

Holders of Notes who validly tender (and do not validly withdraw) their Notes on or prior to the Early Tender Date will receive the Total Consideration. The Total Consideration includes the Early Participation Payment and the Tender Offer Consideration. Holders of Notes who validly tender their Notes after the Early Tender Date and on or prior to the Expiration Date will only receive the Tender Offer Consideration.

Accrued Interest:

Holders whose Notes are accepted for payment will receive on the Settlement Date an amount equal to accrued and unpaid interest from the last interest payment date with respect to such series up to, but excluding, the Settlement Date, upon the terms and subject to the conditions described herein (the Accrued Interest “).

Early Tender Date:	4:00 p.m. London time on April 29, 2004 (subject to our ability in our sole discretion to extend the date);

Expiration Date:	The Offers will expire at 8:00 a.m. London time on May 14, 2004, unless extended (in our sole discretion or as required by applicable law).

Maximum Offer Tender Amounts:

Each Maximum Offer Tender Amount is the maximum amount for each series of Notes that the Issuer will accept in each Offer. The 2010 Notes Offer will remain open for at least ten business days from the date the Issuer gives notice of the Maximum Offer Tender Amount or of any change in the Maximum Offer Tender Amount for such Offer. If necessary, the Expiration Date will be extended. The Issuer reserves the right to increase or decrease the Maximum Offer Tender Amount in respect of the Offers.

Maximum Tender Amount:	The Maximum Tender Amount for all Offers taken together is approximately €300,000,000 (or its equivalent) in aggregate principal amount of Notes.

Withdrawal Rights:

Any Notes and the related consents validly tendered on or prior to the Early Tender Date may be withdrawn at any time until the earlier of (i) the date upon which the Requisite Consents have been received and the relevant Supplemental Indenture has been executed or (ii) the Early Tender Date. A withdrawal of tendered Notes constitutes the withdrawal of the related consents. However, any holder who becomes eligible to receive the Early Participation Payment on the Early Tender Date may not withdraw his Notes and related consents after such date unless we terminate the Offers. Notes tendered after the Early Tender Date may not be withdrawn. For additional information regarding how to withdraw tendered Notes, see “Withdrawal Rights.”

Consent Solicitations:

A holder validly tendering (and not validly withdrawing) Notes will be consenting to the Proposed Amendments to the Indentures under which those Notes were issued. A holder may not consent to the Proposed Amendments without tendering its Notes pursuant to the applicable Offer.

Supplemental Indenture:

We intend to execute the Supplemental Indentures containing the Proposed Amendments with respect to the 2009 Notes and the 2011 Notes on or about the Early Tender Date, if the Requisite Consents have been received. The Proposed Amendments will be effected with respect to the 2010 Notes only if the holders of at least a majority in aggregate principal amount of the 2010 Notes have consented to the Proposed Amendments and all validly tendered 2010 Notes on or prior to the Expiration Date have been accepted for purchase by us. The Supplemental Indentures governing the EUR 2009 Notes, the USD 2009 Notes, the 2010 Notes, the EUR 2011 Notes, and the USD 2011 Notes, as the case may be, will become effective upon execution by us and the Trustee, with the Proposed Amendments becoming operative on the Settlement Date. In the event that we do not accept Notes for payment (and in the case of the 2010 Notes, if we do not accept all of the 2010 Notes tendered), the governing Indentures will remain in effect in their present form.

Effect of Proposed Amendments on Remaining Notes:

The Proposed Amendments, when effective, will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights of the holders contained in the Notes, if applicable, and their respective Indentures.

Conditions to the Offers:

Our obligation to complete the Offers and to pay for any Notes up to the Maximum Tender Amount, and the Maximum Offer T ender Amounts, as the case may be, and subject to the Acceptance Priority Level and tendered by a holder is subject to satisfaction of the following conditions:

• the Finance Condition (as herein defined); and

• the General Conditions (as described herein).

For additional information, see “Conditions to the Offers” and “Additional Terms of the Offers.”

Procedures for Tendering Notes and Delivering Consents:

Holders desiring to tender their Notes and deliver the related consents must do so through the procedures established by DTC’s automated tender offer program (ATOP) or through Euroclear or Clearstream.

If you hold your Notes through a nominee and wish to tender, you should instruct such nominee to tender the Notes on your behalf and in accordance with the procedures set forth herein.

For detailed information regarding the process for completing the tender of your Notes, see “Procedures for Tendering Notes and Delivering Consents.”

Settlement Date:

Our payment for Notes validly tendered on or prior to the Expiration Date will be made following the Expiration Date. The acceptance date is expected to be the business day following the Expiration Date.  Payment of the Total Consideration or the Tender Offer Consideration, as the case may be, will be made by deposit of immediately available funds with the Agent or the Luxembourg Agent, who will act as agent for the tendering holders for the purpose of receiving payment and transmitting such payment to the tendering holders. For additional information regarding payment, see “Acceptance of Notes for Payment.”

Untendered Notes:

Notes not tendered or purchased pursuant to the Offers will remain outstanding. After the Expiration Date or termination of the Offers, we may acquire any Notes that are not tendered pursuant to the Offers through open market purchases, privately negotiated transactions, tender offers, exchange offers, defeasance, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided in the applicable Indenture), which may be more or less than the price to be paid pursuant to the Offers and may involve cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof we will choose to pursue in the future.

As a result of the consummation of the transactions contemplated by the Offers, the aggregate principal amount of each series of Notes that remain outstanding may be significantly reduced. We will accept any and all of the 2009 Notes and the 2011 Notes that are validly tendered and not withdrawn. This may adversely affect the liquidity and market price for any Notes that remain outstanding after consummation of the Offers. Furthermore, if the Proposed Amendments become operative, holders of affected Notes not tendered or purchased pursuant to the Offers will no longer be entitled to the benefits of certain covenants and certain other provisions of the relevant indentures. For additional information regarding the consequences of not tendering your Notes, see “Potential Adverse Effects of Offer on Holders of Unpurchased Notes.”

Certain U.S., U.K., and Spanish Income Tax Considerations:

A holder’s receipt of cash in exchange for the Notes pursuant to the Offers will generally be treated as a taxable transaction for U.S., U.K., and Spanish income tax purposes. Holders of Notes should consult with their own legal and financial advisors to fully understand the application of any jurisdiction’s tax laws to their particular situation as well as the consequences of tendering the Notes pursuant to the Offers. For additional information regarding taxes, see “Certain Income Tax Considerations.”

Lead Dealer Manager:

Banc of America Securities Limited is serving as the Lead Dealer Manager and solicitation agent (the “Solicitation Agent”) in connection with the Offers. Its addresses and telephone numbers are set forth on the back cover of this Offer Document.

Dealer Managers:

BNP Paribas, Deutsche Bank AG London and Morgan Stanley & Co. International Limited are Dealer Managers and Solicitation Agents in connection with the Offers. Their addresses are set forth on the back cover of the Offer document.

Information Agent:

D.F. King & Co., Inc. is serving as Information Agent in connection with the Offers (the “Information Agent”). Its addresses and telephone numbers are set forth on the back cover of this Offer document.

Agent:	The Bank of New York is serving as Agent in connection with the Offers (the “Agent”). Its address and telephone number are set forth on the back cover of this Offer document.

Luxembourg Agent:

The Bank of New York (Luxembourg) S.A. is serving as Luxembourg Agent in connection with the Offers (the “Luxembourg Agent” and together with the Agent, the “Agents”). Its address and telephone number is set forth on the back cover of this Offer document.

Clearing Systems:	Clearstream, Euroclear and DTC are collectively referred to herein as the “Clearing Systems.”

POTENTIAL ADVERSE EFFECTS OF OFFERS ON HOLDERS OF UNPURCHASED NOTES

Each holder should carefully consider the following factors, in addition to the other information set forth in this Offering Document, on or prior to deciding whether to participate in the Offers.

Limited Trading Market

The Notes are listed on the official list of the Luxembourg Stock Exchange and are currently traded in the over-the-counter market by certain dealers who from time to time are willing to make a market in such securities.  The Notes are not currently listed on any other securities exchange.  After the consummation of the Offers, the outstanding principal amount of Notes available for trading may be significantly reduced. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. Because the principal amount of Notes purchased pursuant to the Offers will reduce the float, the liquidity and market price of the Notes outstanding after the Offers may be adversely affected. The reduced float may also tend to make the trading price of the Notes more volatile after consummation of the Offers, and the extent of the market for the Notes and the availability of price quotations will depend upon the number of holders of such Notes, the interest in maintaining a market in such Notes on the part of securities firms and other factors. As a result, there can be no assurance that any trading market for any Notes will exist after consummation of the Offers.

Uncertainty Regarding Funding for this Offer

The Offers are subject to a number of conditions, including a condition that the Issuer receives sufficient funds to pay the Total Consideration or Tender Offer Consideration, as the case may be, for the Notes tendered and not validly withdrawn on or prior to the Expiration Date.  The Issuer intends to finance the purchase of these Notes through an offering of senior debt securities.  There can be no assurance, therefore, that we will be able to purchase any or all of the Notes that you tender.

Early Redemption

The 2009 Notes are subject to redemption, in whole or in part, on May 1, 2004 at 106.50%; the 2010 Notes are subject to redemption, in whole or in part on July 15, 2005 at 107.00%; and the 2011 Notes are subject to redemption, in whole or in part on February 15, 2006 at 107.00%.  However, the Offers will allow us to remove the Notes from the market at a time convenient to us and to offer exit conditions to holders that are potentially more advantageous than holding such Notes until their respective redemption dates or their respective maturity dates, as the case may be.

Effect of Proposed Amendments on Unpurchased Notes

If the Offers are consummated and any of the Proposed Amendments become operative, holders of Notes that are not purchased pursuant to the Offers for any reason will no longer be entitled to the benefits of certain covenants, and certain other provisions of the Indentures after such provisions have been eliminated by such Proposed Amendments.  The Proposed Amendments to the Indentures would delete certain restrictive covenants, including, without limitation, covenants relating to our ability to incur indebtedness, pay dividends, make other restricted payments or other distributions to affiliates and take other actions that would otherwise be restricted under the Indentures.  See “The Proposed Amendments to the Indentures.”  The elimination of the foregoing provisions would permit us to take actions that could increase the credit risks faced by the holders of any remaining Notes, adversely affect the market price of such Notes or otherwise be adverse to the interests of the holders of such remaining Notes.

The Proposed Amendments will not relieve us from our obligation to make scheduled payments of principal and accrued interest in accordance with the terms of the Indentures as currently in effect.  Although it is anticipated that we will remain subject to restrictive covenants contained in other agreements, holders whose Notes are not purchased in the Offers will not be able to enforce these other covenants and such other covenants will be subject to change without the consent of such holders.

Role of Trustee

Each holder is responsible for assessing the merits of the Offers and the Proposed Amendments.  The Trustee has not made and the Trustee will not make any assessment of the impact of the Offers or the Proposed Amendments on the interests of the holders either as a class or as individuals.  T he execution of the Supplemental Indentures as a result of the Proposed Amendments will not require the Trustee to, and the Trustee shall not, otherwise consider the interests of the holders either as a class or as individuals.

BACKGROUND INFORMATION

Issuer/Offeror

ONO Finance plc is the party conducting the cash tender offer for the Notes as described in this Offer Document.  Our  registered office is located at 10 Upper Bank Street, London E14 5JJ, United Kingdom.  For additional information about us, please contact the Lead Dealer Manager at the address set forth on the back cover page of this Offering Document.

Certain Market and Trading Information Regarding the Notes

The Notes are listed on the Official List of the Luxembourg Stock Exchange.  Certain dealers who from time to time are willing to make a market in such securities currently trade the Notes in the over-the-counter market. The trading volume for the Notes has been limited and is difficult to monitor.  Such information is based on reports of market makers in the Notes. Over-the-counter price quotations may represent inter-dealer prices, without retail mark-ups, mark-downs or commissions, may not represent actual transactions and do not necessarily reflect all transactions in the Notes. Quotations for securities that are not actively traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders should obtain current market information with respect to market prices for the Notes for the principal amount that they hold.

Purpose of the Offers

The Offers are part of a plan to reduce the interest rate on and extend the maturity date for our current outstanding indebtedness.  We understand that Cableuropa believes that these steps will enhance Cableuropa’s and the ONO Group’s operating and financial flexibility as well as better position Cableuropa and the ONO Group to achieve their strategic objectives and compete in the marketplace.  On April 16, 2004, our board of directors unanimously approved the terms of these Offers.

TERMS OF THE OFFERS

General

We hereby offer, upon the terms and subject to the conditions set forth in this Offer Document to purchase for cash, our outstanding Notes that are validly tendered (and not validly withdrawn) on or prior to the Expiration Date subject to the Maximum Tender Amount for the consideration set forth below.  We will purchase a minimum amount of €5,000,000 in principal amount of the 2010 Notes that are validly tendered (the “2010 Minimum Notes Purchase”).  Each Offer is independent and is not conditioned upon any other Offer, and each Offer may be amended, extended or terminated individually.  The Offers are conditioned on, among other things, the Finance Condition (as herein defined), and the General Conditions (as herein defined).  However, the Offers together are subject to a Maximum Tender Amount, and the amounts of each series of the Notes that are purchased in their respective Offers will be allocated according to the Acceptance Priority Level.  See the section entitled “Maximum Tender Amount; Maximum Offer Tender Amounts; Proration” in this Offer Document for further information.  Holders may, at their discretion, tender some or all of their Notes in principal amounts of €1,000 or $1,000, as applicable, or in multiples thereof.  Any Notes tendered pursuant to the Offers must be free and clear of liens, pledges, restrictions and encumbrances of any nature whatsoever.  For purposes of this Offer Document, the term “Notes validly tendered” or any such similar phrase shall mean Notes tendered in accordance with the terms and conditions set forth herein, and not validly withdrawn, on or prior to the Expiration Date.  If you wish to tender your Notes, you must adhere to the procedures described in “Procedures for Tendering Notes and Delivering Consents.”

Total Consideration and Tender Offer Consideration

Only holders who validly tender their Notes on or prior the Early Tender Date will receive the Total Consideration.  Holders who validly tender their Notes after the Early Tender Date (and on or prior to the Expiration Date), will only receive the Tender Offer Consideration, as described herein.

Upon the terms and subject to the conditions set forth in this Offer Document, the Total Consideration for Notes properly tendered and the related consents delivered on or prior to the Early Tender Date shall be as follows: (a) $1,068.75 per $1,000 of principal amount or €1,068.75 per €1,000 of principal amount, as the case may be, with respect to the 2009 Notes; (b) $1,160.00 per $1,000 of principal amount or €1,160.00 per €1,000 of principal amount, as the case may be, with respect to the 2011 Notes;  and (c) €1,130.00 per €1,000 of principal amount with respect to the 2010 Notes.  The Total Consideration includes the Early Participation Payment.  The Total Consideration will be paid on the Settlement Date assuming the Notes are accepted for purchase.

The Tender Offer Consideration for each $1,000 in principal amount or €1,000 in principal amount, as the case may be, is the Total Consideration less the Early Participation Payment or (x) $1,038.75 per $1,000 of principal amount or €1,038.75 per  €1,000 of principal amount, as the case may be, with respect to the 2009 Notes; (y) $1,110.00 per $1,000 of principal amount or €1,110.00 per  €1,000 of principal amount, as the case may be, with respect to the 2011 Notes; and (z) €1,080.00 per €1,000 of principal amount with respect to the 2010 Notes. The Tender Offer Consideration will be paid on the Settlement Date assuming the Notes are accepted for purchase.

Maximum Tender Amount; Maximum Offer Tender Amounts: Proration

The amount of Notes we will purchase is subject to the Maximum Tender Amount, and we will purchase Notes according to the Acceptance Priority Level.  If Notes in an aggregate amount of principal greater than the Maximum Tender Amount are validly tendered and not validly withdrawn, and not all of the Notes of a particular Acceptance Priority Level can be purchased, we will purchase Notes at that Acceptance Priority Level on a prorated basis.  No Notes of a lower Acceptance Priority Level would be purchased in that case.

We reserve the right to determine if we will introduce Maximum Offer Tender Amounts for the 2009 Notes Offer and the 2011 Notes Offer.  We intend to announce a Maximum Offer Tender Amount for the 2010 Notes.  If, during the purchase of Notes according to the Acceptance Priority Level, any of the Notes associated with a particular Acceptance Priority Level cannot be accepted for payment because the aggregate principal amount of Notes of that particular Acceptance Priority Level tendered exceeds the Maximum Offer Tender Amount for those Notes, then we will purchase such Notes on a prorated basis.  If the Maximum Tender Amount has, even after such prorated purchases, still not been reached, we would then proceed to purchase Notes of the next Acceptance Priority Level to the Maximum Offer Tender Amount for the Notes of that Acceptance Priority Level and prorate our purchases if the amount of principal of Notes of that Acceptance Priority Level exceeds the Maximum Offer Tender Amount for those Notes. We would continue to purchase Notes in this fashion until the Maximum Tender Amount is reached.

In any event, the Maximum Offer Tender Amounts for the 2009 Notes Offer and the 2011 Notes Offer will not be introduced until and unless the Issuer makes an announcement to this effect.

Treatment of Interest

Accrued and unpaid interest from the last interest payment date up to, but not including, the settlement date will be paid in cash on all validly tendered and accepted Notes. Under no circumstances will any interest be payable because of any delay on behalf of the Agent in the transmission of funds to Holders of purchased Notes or otherwise.

Expiration Date; Extensions

The Offer expires at 8:00 a.m. London time, on the Expiration Date.  In any event, the Offers will be held open for at least 20 business days.  The term “business days” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City and Madrid are authorized or obligated by law or executive order to close.

During any extension of the Offers, all Notes previously tendered and not accepted for payment (but not returned to the tendering holder) will remain subject to the Offers and subject to the terms and conditions of the Offers, and may be accepted for payment by us.

Amendments or Changes to Offers

Notwithstanding anything to the contrary, we hereby reserve the right, in our sole discretion, to delay the acceptance of any Notes tendered in response to the Offers, or to extend, amend or terminate the Offers, subject to applicable law.

Withdrawal Rights

Any Notes and the related consents validly tendered on or prior to the Early Tender Date may be withdrawn at any time until the earlier of (i) the date upon which the Requisite Consents have been received and the Supplemental Indenture has been executed or (ii) the Early Tender Date.  A withdrawal of tendered Notes constitutes the withdrawal of the related consents.  However, any holder who becomes eligible to receive the Early Participation Payment on the Early Tender Date may not withdraw Notes and their related consents after the Early Tender Date unless we terminate the Offers.  Notes tendered after the Early Tender Date may not be withdrawn.

For a withdrawal of Notes to be effective, the holder must submit an electronic withdrawal instruction in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System in order to release the tendered Notes. Tendered Notes may not be released by a holder’s instruction unless such holder is entitled to withdrawal rights pursuant to the terms of the Offers.

In the case of Notes held through DTC, for a withdrawal of Notes to be effective, a Request Message (as defined below) must be received by the Agents in a timely manner at its address set forth on the last page of this Offer Document. DTC participants may electronically transmit a request for withdrawal to DTC. DTC will then edit the request and send a Request Message to The Bank of New York as Agent. The term “Request Message” means a message transmitted by DTC, which states that DTC has received a request for withdrawal from a DTC participant and identifies the Notes to which such request relates.

Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered or delivered for the purposes of the Offers. Properly withdrawn Notes may, however, be re-tendered and redelivered by again following one of the procedures described in “Procedures for Tendering Notes and Delivering Consents” above at any time following the Early Tender Date and on or prior to the Expiration Date.

If we are delayed in our acceptance of, or purchase or payment for any Notes or are unable to accept for purchase or pay for Notes for any reason, then, without prejudice to our rights hereunder, tendered Notes may be retained by the Agent on our behalf and may not be withdrawn (subject to Rule 14e-l(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of holders promptly after the termination or withdrawal of a tender offer).

We will determine, in our sole discretion, all questions as to the validity, form, and eligibility (including time of receipt) of such notices of withdrawal and our determination shall be final and binding on all parties. We are not, nor are the Agent, the Lead Dealer Manager, the Dealer Managers or any other person under any duty to give notification of any defect or irregularity in any delivery or revocation of tendered Notes, and shall not incur any liability for failure to give any such notification.

Calculations

All calculations made hereunder will be made by the Agent and will be rounded to the nearest cent, and will be final and binding on all parties.

Conditions to the Offers

Notwithstanding anything to the contrary, we will not be required to accept for purchase, or to pay for, any Notes and related consents tendered pursuant to the Offers until the satisfaction or waiver of the following conditions and additional terms:

1.                                Receipt by the Issuer of funds in an amount sufficient to pay the applicable Total Consideration and all related costs and expenses of the Offers (the “Finance Condition”); and

2.                                the following general conditions (the “ General Conditions”) have been satisfied:

(i)             the absence of any threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offers, that is, or is reasonably likely to be, in our sole judgment, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us or the ONO Group, or which could, in our sole judgment, prohibit, prevent, restrict or delay consummation of the Offers;

(ii)          the absence of any development which could, in our sole judgment, materially adversely affect our business or the business of the ONO Group;

(iii)       the absence of any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our sole judgment, might prohibit, prevent, restrict or delay consummation of the Offers, or that could reasonably likely result in a materially adverse effect on the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the ONO Group or us;

(iv)      the absence of any event affecting the business or financial affairs of the ONO Group or us, that, in our sole judgment, might prohibit, prevent, restrict or delay consummation of the Offers; and

(v)         the absence of (a) any general suspension of, or limitation on prices for, trading our securities in any securities or financial markets in which the Notes trade, (b) any significant change in the price of the Notes, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in Spain, the United Kingdom or the United States, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war, a commencement or escalation of armed hostilities, act of terrorism or other national or international calamity directly or indirectly involving Spain, the United Kingdom or the United States, or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

Additional Terms of the Offers

1.                                             All communications, payments, notices, certificates, or other documents to be delivered to or by a holder will be delivered by or sent to or by it at the holder’s own risk. We shall not, nor shall the Lead Dealer Manager, the Dealer Managers, the Clearing Systems, the Agent or any other person working on our behalf accept any responsibility or bear any liability for failure of delivery of any notice, communication or electronic acceptance instruction.

2.                                             By submitting a valid electronic acceptance instruction, a holder will be deemed to have given the representations, warranties and undertakings of the holder set forth in “Procedures for Tendering Notes and Delivering Consents.”

3.                                             All acceptances of tendered Notes shall be deemed to be made on the terms set out in this Offer Document (and shall be deemed to be given in writing even though submitted electronically) and shall oblige the holder of tendered Notes to have such Notes tendered through the relevant Clearing System in accordance with such Clearing System’s procedures with effect from and including the date on which the electronic acceptance instruction is transmitted.

4.                                             We may in our sole discretion elect to treat as valid an electronic acceptance instruction not complying in all respects with the requirements of the relevant Clearing System, or in respect of which the relevant holder does not fully comply with all the requirements of these terms.

5.                                             Unless waived by us, any irregularities in connection with tenders of Notes must be cured within such time as we shall determine. We are not, nor are the Lead Dealer Manager, the Dealer Managers, the Clearing Systems, the Agent nor any other person under any duty to give notification of any defects or irregularities in such tenders of such Notes, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes may be deemed not to have been made until such irregularities have been cured or waived.

6.                                             We shall not, nor shall the Lead Dealer Manager, the Dealer Managers, the Clearing Systems nor the Agent accept any responsibility for failure of delivery of any notice, communication or electronic acceptance instruction.

7.                                             Any rights or claims which a holder may have against us in respect of any tendered Notes or the Offers shall be extinguished or otherwise released upon the payment to such holder of the Total Consideration or the Tender Offer Consideration , as applicable, and any Accrued Interest for such Notes.

8.                                             Without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required pursuant to the terms of the Indentures, the rules of the Luxembourg Stock Exchange and Regulation 14(e) under the Exchange Act, to the Agent (who will convey such notice to the Clearing Systems), the Lead Dealer Manager, the Dealer Managers and Bloomberg.

9.                                             The Notes are debt obligations of ONO Finance plc and are governed by the related Indentures. There are no appraisal or other similar statutory rights available to the holders in connection with the Offers.

10.                                       The contract constituted by our acceptance for payment in accordance with the terms of this Offer Document of all Notes validly tendered (or defectively tendered, if such defect has been waived by us) shall be governed by, and construed in accordance with, New York law, without regard to its principles of conflict of laws.

The conditions to the Offers set forth herein are for our sole benefit and may be asserted by us in our sole discretion regardless of the circumstances giving rise to such conditions and may be waived by us, in whole or in part, at any time and from time to time, in our sole discretion, whether or not any other condition of an Offer also is waived.  Any determination that we make concerning the events related to the Offers shall be wholly at our discretion and shall be final and binding upon all persons.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Notes, and our determination shall be final and binding on all parties. We reserve the absolute right to reject any and all Notes not properly tendered or any Notes the acceptance of which would be unlawful in the opinion of our counsel.

After the Expiration Date or termination of the Offers, we may acquire any Notes that are not tendered pursuant to the Offers through open market purchases, privately negotiated transactions, tender offers, exchange offers, defeasance, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided in the applicable Indenture), which may be more or less than the price to be paid pursuant to the Offers and may involve cash or other consideration.  There can be no assurance as to which, if any, of these alternatives or combinations thereof we will choose to pursue in the future.

If we do not accept your tender then the unaccepted Notes will be returned to you at our expense as promptly as practicable following the earlier of the Expiration Date or the date on which the Offer is terminated.

Source and Amount of Funds

If all of the outstanding 2009 Notes, all of the outstanding 2011 Notes and €5,000,000 of the 2010 Notes were tendered and purchased, the aggregate Total Consideration paid to all holders would be approximately €350,000,000 (or its equivalent).  We intend to obtain the funds necessary to complete the Offers through our proposed issuance of new senior debt securities.  We have not made any other arrangements to obtain the financing necessary to complete the Offers.  In the event that we fail to obtain financing, the Offers may be withdrawn and cancelled.

PROPOSED AMENDMENTS TO THE INDENTURES

This section sets forth a brief description of the Proposed Amendments to the Indentures for which consents are being sought pursuant to the Consent Solicitation. The summary of provisions of the Indentures set forth below are qualified in their entirety by reference to the full provisions of the Notes and their respective Indentures. Capitalized terms appearing below but not defined in this Offer Document have the meanings assigned to such terms in the Notes or their respective Indentures, as the case may be. Copies of these Notes or their respective Indenture may be obtained from the Agent or from us.

Upon receipt of valid electronic acceptance instructions (which have not been withdrawn on or prior to the Expiration Date) and, in the case of the 2010 Notes Offer only, the acceptance by us of all 2010 Notes tendered (and not validly withdrawn) during the 2010 Notes Offer, the respective supplemental indentures for such Notes will be executed by The Bank of New York as Trustee, the Note Guarantors, and us (the “Supplemental Indentures”), thereby amending the Indentures in the manner set forth below. It is anticipated that the Supplemental Indentures with respect to the 2009 Notes and the 2011 Notes will be executed on or about the Early Tender Date if the Requisite Consents have been obtained.  The Supplemental Indenture with respect to the 2010 Notes will be executed, if at all, on or about the Expiration Date.  The Proposed Amendments would become operative on the Settlement Date.

The Proposed Amendments to the Indentures are as follows:

Deletion of Restrictive and Other Covenants

The Proposed Amendments would delete the following restrictive and other covenants and references thereto in their entirety from the Indentures, as well as definitions and the event of default related to such restrictive and other covenants.  Terms capitalized in this section and not defined elsewhere have the meanings ascribed to them in the relevant Indenture.

Indentures with respect to the 2009 Notes

Section 4.02

SEC Reports. Under Section 4.02 of the Indenture, each of the Issuer and Cableuropa covenants to furnish the Trustee and the holders of 2009 Notes with annual and quarterly consolidated financial statements of the Issuer and Cableuropa as well as a discussion and analysis of those financial statements. The Proposed Amendments would delete Section 4.02 in its entirety.

Section 4.03

Limitation on Debt. Section 4.03 of the Indenture prohibits the Issuer from incurring or guaranteeing any Indebtedness (other than Permitted Debt of the Issuer). Section 4.03 also prohibits Cableuropa and any of its Controlled Companies from incurring or guaranteeing any Indebtedness (other than Permitted Debt of Cableuropa and its Controlled Companies) unless certain financial tests are satisfied. The Proposed Amendments would delete Section 4.03 in its entirety.

Section 4.04

Limitation on Restricted Payments. Section 4.04 of the Indenture prohibits the Issuer from making any Issuer Restricted Payments except in respect of the Equity Value Certificates. Section 4.04 also prohibits Cableuropa and its Controlled Companies from making any Restricted Payments unless certain conditions are met. The Proposed Amendments would delete Section 4.04 in its entirety.

Section 4.05

Limitation on Liens. Section 4.05 of the Indenture prohibits the Issuer from the granting any Lien on any asset now owned or hereafter acquired, with the exception of Permitted Liens. Section 4.05 also prohibits Cableuropa and its Controlled Companies from granting any Lien on any asset now owned or hereafter acquired, with the exception of Permitted Liens or Liens securing Senior Debt, unless certain conditions are met. The Proposed Amendments would delete Section 4.05 in its entirety.

Section 4.06

Limitation on Ownership and Sale of Capital Stock of Controlled Companies. Section 4.06 of the Indenture mandates that Cableuropa shall at all times own certain majorities of the Voting Stock of certain of its subsidiaries and own a greater percentage of any Controlled Company than Spaincom, unless certain conditions are met. The Proposed Amendments would delete Section 4.06 in its entirety.

Section 4.07

Limitation on Asset Sales. Section 4.07 of the Indenture prohibits the Issuer from consummating any Asset Sale. Section 4.07 also prohibits Cableuropa and its Controlled Companies from consummating any Asset Sale unless certain conditions are met. The Proposed Amendments would delete Section 4.07 in its entirety.

Section 4.08

Limitation on Restrictions on Distributions from Controlled Companies. Section 4.08 of the Indenture prohibits Cableuropa and its Controlled Companies from restricting the ability of any Controlled Company, with certain exceptions, to make any loans, transfer property, or pay dividends or other distributions to Cableuropa or its Controlled Companies. The Proposed Amendments would delete Section 4.08 in its entirety.

Section 4.09

Limitation on Transactions with Affiliates. Section 4.09 of the Indenture prohibits Cableuropa and its Controlled Companies from entering into certain related party transactions unless certain conditions are met. The Proposed Amendments would delete Section 4.09 in its entirety.

Section 4.10

Limitation on Layered Debt. Section 4.10 of the Indenture prohibits Cableuropa and any Note Guarantor from incurring or guaranteeing any Debt that is subordinated to any Senior Debt except in certain conditions. The Proposed Amendments would delete Section 4.10 in its entirety.

Section 4.11

Designation of Controlled and Unrestricted Companies. Section 4.11 of the Indenture permits Cableuropa’s Board of Directors to designate any Subsidiary of Cableuropa to be an Unrestricted Company in certain circumstances. The Proposed Amendments would delete Section 4.11 in its entirety.

Section 4.12

Limitation on Sale and Leaseback Transactions. Section 4.12 of the Indenture prohibits Cableuropa and its Controlled Companies from entering into any sale and leaseback transaction with respect to any property unless certain conditions are met. The Proposed Amendments would delete Section 4.12 in its entirety.

Section 4.13

Limitation on Cableuropa’s Business. Section 4.13 of the Indenture prohibits Cableuropa and its Controlled Companies from engaging in any business other than a Telecommunications Business. The Proposed Amendments would delete Section 4.13 in its entirety.

Section 4.14

Limitation on Issuer’s Activities. Section 4.14 of the Indenture prohibits the Issuer from engaging in any business other than incurring Permitted Debt or which directly relates to fulfilling its obligations with respect to the 2009 Notes or to the establishment and maintenance of the Issuer’s corporate existence. The Proposed Amendments would delete Section 4.14 in its entirety.

Section 4.15

Change of Control. Section 4.15 of the Indenture requires the Issuer upon a Change of Control, to offer to purchase all or any part of each holder’s Notes at a Purchase Price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The Proposed Amendments would delete Section 4.15 in its entirety.

Section 4.16

Future Note Guarantors. Section 4.16 of the Indenture mandates that Cableuropa shall cause each new Controlled Company to issue a Dollar/Euro Note Guarantee. The Proposed Amendments would delete Section 4.16 in its entirety.

Section 4.17

Limitation on Notarisation under Spanish Law. Section 4.17 of the Indenture mandates that Cableuropa and any other Note Guarantor shall not notarise any debt or obligation other than Senior Debt. The Proposed Amendments would delete Section 4.17 in its entirety.

Section 4.21

Compliance Certificate. Under Section 4.21 of the Indenture, the Issuer and Cableuropa covenants to furnish the Trustee with certain certificates as to their compliance with the covenants under the Indenture. The Proposed Amendments would delete Section 4.21 in its entirety.

Deletion of Section 5.01 - Merger, Consolidation, or Sale of Assets

Section 5.01 of the Indenture provides, inter alia, that the Issuer shall not except in certain specified circumstances, in a single transaction or through a series of related transactions, (i) consolidate or merge with or into any person, or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all its Property.  The Proposed Amendments would delete Section 5.01 in its entirety.

Amendment of Section 6.01 - Events of Default

Section 6.01 of the Indenture provides that, upon the occurrence of certain events, the principal amount of the 2009 Notes may be due and payable immediately.  The Proposed Amendments would delete Subsections 6.01(3)-(5) and (8)-(17) of the Indentures governing the 2009 Notes.  Thereafter, the only Events of Default would be (a) the Issuer defaults in the payment when due of interest on the 2009 Notes and such default continues for a period of 30 days, (b) the Issuer defaults in the payment when due of principal of any 2009 Notes when the same becomes due and payable at maturity or otherwise, (c) the Issuer, Cableuropa or any of Cableuropa’s Controlled Companies commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a Custodian or similar post of it or for any substantial part of its property or makes a general assignment for the benefit of its creditors or passes a resolution or presents a petition for its reorganization, bankruptcy, liquidation or administration or (d) a court of competent jurisdiction enters certain orders or decrees under any Bankruptcy Law.

Deletion of Definitions

The Proposed Amendments would delete those definitions from the Indentures when references to such definitions would be eliminated as a result of the foregoing.

Indentures with respect to the 2011 Notes

Section 4.02

SEC Reports. Under Section 4.02 of the Indenture, each of the Issuer and Cableuropa covenants to furnish the Trustee and the holders of the 2011 Notes with annual and quarterly consolidated financial statements of the Issuer and Cableuropa as well as a discussion and analysis of those financial statements. The Proposed Amendments would delete Section 4.02 in its entirety.

Section 4.03

Limitation on Debt. Section 4.03 of the Indenture prohibits the Issuer from incurring or guaranteeing any Indebtedness (other than Permitted Debt of the Issuer). Section 4.03 also prohibits Cableuropa and its Restricted Subsidiaries from incurring or guaranteeing any Indebtedness (other than Permitted Debt of Cableuropa and its Restricted Subsidiaries) unless certain financial tests are satisfied. The Proposed Amendments would delete Section 4.03 in its entirety.

Section 4.04

Limitation on Restricted Payments. Section 4.04 of the Indenture prohibits the Issuer from making any Issuer Restricted Payments except in respect of the Equity Value Certificates and the Existing Equity Value Certificates and certain dividend payments to ONO Holdings. Section 4.04 also prohibits Cableuropa and its Restricted Subsidiaries from making any Restricted Payments unless certain conditions are met. The Proposed Amendments would delete Section 4.04 in its entirety.

Section 4.05

Limitation on Liens. Section 4.05 of the Indenture prohibits the Issuer from the granting any Lien on any asset now owned or hereafter acquired, with the exception of Permitted Liens. Section 4.05 also prohibits Cableuropa and its Restricted Subsidiaries from granting any Lien on any asset now owned or hereafter acquired, with the exception of Permitted Liens or Liens securing Senior Debt. The Proposed Amendments would delete Section 4.05 in its entirety.

Section 4.06

Limitation on Ownership and Sale of Capital Stock of Restricted Subsidiaries. Section 4.06 of the Indenture mandates that Cableuropa shall at all times own certain majorities of the Voting Stock of certain of its subsidiaries and own a greater percentage of any Restricted Subsidiary than Spaincom, unless certain conditions are met. The Proposed Amendments would delete Section 4.06 in its entirety.

Section 4.07

Limitation on Asset Sales. Section 4.07 of the Indenture prohibits the Issuer from consummating any Asset Sale. Section 4.07 also prohibits Cableuropa and its Restricted Subsidiaries from consummating any Asset Sale unless certain conditions are met. The Proposed Amendments would delete Section 4.07 in its entirety.

Section 4.08

Limitation on Restrictions on Distributions from Restricted Subsidiaries. Section 4.08 of the Indenture prohibits Cableuropa or its Restricted Subsidiaries from restricting the ability of any Restricted Subsidiary, with certain exceptions, to make any loans, transfer property, or pay dividends or other distributions to Cableuropa or its Restricted Subsidiaries. The Proposed Amendments would delete Section 4.08 in its entirety.

Section 4.09

Limitation on Transactions with Affiliates. Section 4.09 of the Indenture prohibits Cableuropa and its Restricted Subsidiaries from entering into certain related party transactions unless certain conditions are met. The Proposed Amendments would delete Section 4.09 in its entirety.

Section 4.10

Limitation on Layered Debt. Section 4.10 of the Indenture prohibits Cableuropa and any Note Guarantor from incurring or guaranteeing any Debt that is subordinated to any Senior Debt except in certain conditions. The Proposed Amendments would delete Section 4.10 in its entirety.

Section 4.11

Designation of Restricted and Unrestricted Subsidiaries. Section 4.11 of the Indenture permits Cableuropa’s Board of Directors to designate any Subsidiary of Cableuropa to be an Unrestricted Subsidiary in certain circumstances. The Proposed Amendments would delete Section 4.11 in its entirety.

Section 4.12

Limitation on Sale and Leaseback Transactions. Section 4.12 of the Indenture prohibits Cableuropa and its Restricted Subsidiaries from entering into any sale and leaseback transaction with respect to any property unless certain conditions are met. The Proposed Amendments would delete Section 4.12 in its entirety.

Section 4.13

Limitation on Cableuropa’s Business. Section 4.13 of the Indenture prohibits Cableuropa and its Restricted Subsidiaries from engaging in any business other than a Telecommunications Business. The Proposed Amendments would delete Section 4.13 in its entirety.

Section 4.14

Limitation on Issuer’s Activities. Section 4.14 of the Indenture prohibits the Issuer from engaging in any business other than incurring Permitted Debt or which directly relates to fulfilling its obligations with respect to the 2011 Notes or to the establishment and maintenance of the Issuer’s corporate existence. The Proposed Amendments would delete Section 4.14 in its entirety.

Section 4.15

Change of Control. Section 4.15 of the Indenture requires the Issuer upon a Change of Control, to offer to purchase all or any part of each holder’s Notes at a Purchase Price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The Proposed Amendments would delete Section 4.15 in its entirety.

Section 4.16

Future Note Guarantors. Section 4.16 of the Indenture mandates that Cableuropa shall cause each new Restricted Subsidiary to issue a Dollar/Euro Note Guarantee. The Proposed Amendments would delete Section 4.16 in its entirety.

Section 4.17

Limitation on Notarisation under Spanish Law. Section 4.17 of the Indenture mandates that Cableuropa and any other Note Guarantor shall not notarise any debt or obligation other than Senior Debt. The Proposed Amendments would delete Section 4.17 in its entirety.

Section 4.21

Compliance Certificate. Under Section 4.21 of the Indenture, the Issuer and Cableuropa covenants to furnish the Trustee with certain certificates as to their compliance with the covenants under the Indenture. The Proposed Amendments would delete Section 4.21 in its entirety.

Section 4.23

Restrictions on Transfer of Assets. Section 4.23 of the Indenture prohibits Cableuropa and any Restricted Subsidiary that is a Note Guarantor from transferring its assets to any Restricted Subsidiary that is not a Note Guarantor. The Proposed Amendments would delete Section 4.23 in its entirety.

Deletion of Section 5.01 - Merger, Consolidation, or Sale of Assets

Section 5.01 of the Indenture provides, inter alia, that the Issuer shall not except in certain specified circumstances, in a single transaction or through a series of related transactions, (i) consolidate or merge with or into any person, or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all its Property.  The Proposed Amendments would delete Section 5.01 in its entirety.

Amendment of Section 6.01 - Events of Default

Section 6.01 of the Indenture provides that, upon the occurrence of certain events, the principal amount of the 2011 Notes may be due and payable immediately.  The Proposed Amendments would delete Subsections 6.01(3)-(5) and (8)-(15) of the Indentures governing the 2011 Notes.  Thereafter, the only Events of Default would be (a) the Issuer defaults in the payment when due of interest on the 2011 Notes and such default continues for a period of 30 days, (b) the Issuer defaults in the payment when due of principal of any 2011 Notes when the same becomes due and payable at maturity or otherwise, (c) the Issuer, Cableuropa or any of Cableuropa’s Restricted Subsidiaries commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a Custodian or similar post of it or for any substantial part of its property or makes a general assignment for the benefit of its creditors or passes a resolution or presents a petition for its reorganization, bankruptcy, liquidation or administration or (d) a court of competent jurisdiction enters certain orders or decrees under any Bankruptcy Law.

Deletion of Definitions

The Proposed Amendments would delete those definitions from the Indentures when references to such definitions would be eliminated as a result of the foregoing.

Indentures with respect to the 2010 Notes

Section 4.02

SEC Reports. Under Section 4.02 of the Indenture, each of the Issuer and Cableuropa covenants to furnish the Trustee and the holders of the 2010 Notes with annual and quarterly consolidated financial statements of the Issuer and Cableuropa as well as a discussion and analysis of those financial statements. The Proposed Amendments would delete Section 4.02 in its entirety.

Section 4.03

Limitation on Debt Section 4.03 of the Indenture prohibits the Issuer from incurring or guaranteeing any Indebtedness (other than Permitted Debt of the Issuer). Section 4.03 also prohibits Cableuropa and its Restricted Subsidiaries from incurring or guaranteeing any Indebtedness (other than Permitted Debt of Cableuropa and its Restricted Subsidiaries) unless certain financial tests are satisfied. The Proposed

Amendments would delete Section 4.03 in its entirety.

Section 4.04

Limitation on Restricted Payments. Section 4.04 of the Indenture prohibits the Issuer from making any Issuer Restricted Payments except in respect of the Existing Equity Value Certificates and certain dividend payments to ONO Holdings. Section 4.04 also prohibits Cableuropa and its Restricted Subsidiaries from making any Restricted Payments unless certain conditions are met. The Proposed Amendments would delete Section 4.04 in its entirety.

Section 4.05

Limitation on Liens. Section 4.05 of the Indenture prohibits the Issuer from the granting any Lien on any asset now owned or hereafter acquired, with the exception of Permitted Liens. Section 4.05 also prohibits Cableuropa and its Restricted Subsidiaries from granting any Lien on any asset now owned or hereafter acquired, with the exception of Permitted Liens or Liens securing Senior Debt. The Proposed Amendments would delete Section 4.05 in its entirety.

Section 4.06

Limitation on Ownership and Sale of Capital Stock of Restricted Subsidiaries. Section 4.06 of the Indenture mandates that Cableuropa shall at all times own certain majorities of the Voting Stock of certain of its subsidiaries and own a greater percentage of any Restricted Subsidiary than Spaincom, unless certain conditions are met. The Proposed Amendments would delete Section 4.06 in its entirety.

Section 4.07

Limitation on Asset Sales. Section 4.07 of the Indenture prohibits the Issuer from consummating any Asset Sale. Section 4.07 also prohibits Cableuropa and its Restricted Subsidiaries from consummating any Asset Sale unless certain conditions are met. The Proposed Amendments would delete Section 4.07 in its entirety.

Section 4.08

Limitation on Restrictions on Distributions from Restricted Subsidiaries. Section 4.08 of the Indenture prohibits Cableuropa or its Restricted Subsidiaries from restricting the ability of any Restricted Subsidiary, with certain exceptions, to make any loans, transfer property, or pay dividends or other distributions to Cableuropa or its Restricted Subsidiaries. The Proposed Amendments would delete Section 4.08 in its entirety.

Section 4.09

Limitation on Transactions with Affiliates. Section 4.09 of the Indenture prohibits Cableuropa and its Restricted Subsidiaries from entering into certain related party transactions unless certain conditions are met. The Proposed Amendments would delete Section 4.09 in its entirety.

Section 4.10

Limitation on Layered Debt. Section 4.10 of the Indenture prohibits Cableuropa and any Note Guarantor from incurring or guaranteeing any Debt that is subordinated to any Senior Debt except in certain conditions. The Proposed Amendments would delete Section 4.10 in its entirety.

Section 4.11

Designation of Restricted and Unrestricted Subsidiaries. Section 4.11 of the Indenture permits Cableuropa’s Board of Directors to designate any Subsidiary of Cableuropa to be an Unrestricted Subsidiary in certain circumstances. The Proposed Amendments would delete Section 4.11 in its entirety.

Section 4.12

Limitation on Sale and Leaseback Transactions. Section 4.12 of the Indenture prohibits Cableuropa and its Restricted Subsidiaries from entering into any sale and leaseback transaction with respect to any property unless certain conditions are met. The Proposed Amendments would delete Section 4.12 in its entirety.

Section 4.13

Limitation on Cableuropa’s Business. Section 4.13 of the Indenture prohibits Cableuropa and its Restricted Subsidiaries from engaging in any business other than a Telecommunications Business. The Proposed Amendments would delete Section 4.13 in its entirety.

Section 4.14

Limitation on Issuer’s Activities. Section 4.14 of the Indenture prohibit s the Issuer from engaging in any business other than incurring Permitted Debt or which directly relate to fulfilling its obligations with respect to the 2010 Notes or to the establishment and maintenance of the Issuer’s corporate existence. The Proposed Amendments would delete Section 4.14 in its entirety.

Section 4.15

Change of Control. Section 4.15 of the Indenture requires the Issuer upon a Change of Control, to offer to purchase all or any part of each holder’s Notes at a Purchase Price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The Proposed Amendments would delete Section 4.15 in its entirety.

Section 4.16	Future Note Guarantors. Section 4.16 of the Indenture mandates that Cableuropa shall cause each new Restricted Subsidiary to issue a Euro Note Guarantee. The Proposed Amendments would delete Section

4.16 in its entirety.

Section 4.17

Limitation on Notarisation under Spanish Law. Section 4.17 of the Indenture mandates that Cableuropa and any other Note Guarantor shall not notarise any debt or obligation other than Senior Debt. The Proposed Amendments would delete Section 4.17 in its entirety.

Section 4.21

Compliance Certificate. Under Section 4.21 of the Indenture, the Issuer and Cableuropa covenants to furnish the Trustee with certain certificates as to their compliance with the covenants under the Indenture. The Proposed Amendments would delete Section 4.21 in its entirety.

Section 4.23

Restrictions on Transfer of Assets. Section 4.23 of the Indenture prohibits Cableuropa and any Restricted Subsidiary that is a Note Guarantor from transferring its assets to any Restricted Subsidiary that is not a Note Guarantor. The Proposed Amendments would delete Section 4.23 in its entirety.

Deletion of Section 5.01 - Merger, Consolidation, or Sale of Assets

Section 5.01 of the Indenture provides, inter alia, that the Issuer shall not except in certain specified circumstances, in a single transaction or through a series of related transactions, (i) consolidate or merge with or into any person, or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all its Property.  The Proposed Amendments would delete Section 5.01 in its entirety.

Amendment of Section 6.01 - Events of Default

Section 6.01 of the Indenture provides that, upon the occurrence of certain events, the principal amount of the 2010 Notes may be due and payable immediately.  The Proposed Amendments would delete Subsections 6.01(3)-(5) and (8)-(14) of the Indentures governing the 2010 Notes.  Thereafter, the only Events of Default would be (a) the Issuer defaults in the payment when due of interest on the 2010 Notes and such default continues for a period of 30 days, (b) the Issuer defaults in the payment when due of principal of any 2010 Notes when the same becomes due and payable at maturity or otherwise, (c) the Issuer, Cableuropa or any of Cableuropa’s Restricted Subsidiaries commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a Custodian or similar post of it or for any substantial part of its property or makes a general assignment for the benefit of its creditors or passes a resolution or presents a petition for its reorganization, bankruptcy, liquidation or administration or (d) a court of competent jurisdiction enters certain orders or decrees under any Bankruptcy Law.

Deletion of Definitions

The Proposed Amendments would delete those definitions from the Indentures when references to such definitions would be eliminated as a result of the foregoing.

PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

General Procedures

The tender of Notes pursuant to the Offers and in accordance with the procedures described below will be deemed to constitute delivery of a consent with respect to the Notes tendered.  Holders who tender their Notes pursuant to the Tender Offer are obligated to deliver their consent to the Proposed Amendments and to the execution and delivery of the Supplemental Indenture.

The submission to a Clearing System of a valid electronic acceptance instruction by a holder in accordance with the procedures described below, resulting in the tendering of Notes through the relevant Clearing System upon receipt, will be deemed to constitute the tender of Notes and delivery of the related consents by such holder. Notwithstanding that the Notes will be tendered and the related consents delivered by each holder by means of an electronic acceptance instruction, each holder thereby agrees that such electronic acceptance instruction constitutes its written consent to the Proposed Amendments. Holders who tender Notes pursuant to the Offers will, by tendering, be consenting to the Proposed Amendments.  A defective electronic acceptance instruction (which defect is not waived by us) will not constitute a valid tender of Notes and will not entitle the holder to the Total Consideration or Tender Offer Consideration, as applicable.

Notwithstanding any other provision hereof, payment for Notes will only be made after the holder has complied with the procedures set forth herein.

Acceptance of the Offers

The tender of Notes and delivery of related consents by a holder will be deemed to have occurred upon receipt by the relevant Clearing System of a valid electronic acceptance instruction in accordance with the requirements of such Clearing System. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System. Notwithstanding a holder’s valid tender of Notes, we shall not be obliged to accept the Notes for payment unless the conditions to the Offers are satisfied or waived and subject to the Maximum Tender Amount and the Acceptance Priority Level.

Tender of Notes Held Through DTC

The Offer for Notes cleared through DTC is eligible for DTC’s ATOP. Accordingly, DTC participants must electronically transmit their acceptance of the Offers (and thereby tender Notes and the related consents) through DTC’s ATOP. DTC has authorised DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the holders. Upon receipt of a holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Agent. Delivery of tendered Notes must be made to the Agent pursuant to the book-entry delivery procedures set forth below.

The term “Agent’s Message” means a message transmitted by DTC, received by the Agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgement from the participant in DTC tendering Notes, which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Offers and that we may enforce such agreement against such participant.

Holders tendering Notes on the Early Tender Date and near to the Expiration Date must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on that date.

Representations, Warranties and Undertakings

 By tendering Notes and the related consents through the submission of an electronic acceptance instruction in accordance with the requirements of the relevant Clearing System, each holder of tendered Notes shall be deemed to represent, warrant and undertake at the time of the submission of an electronic acceptance at the Expiration Date and on the Settlement Date the following:

1.                                             I acknowledge that I have received and reviewed the Offer Documents.

2.                                             Upon the terms and subject to the conditions of the Offers, I hereby accept the Offers in respect of the principal amount of Notes tendered through the relevant Clearing System. Subject to and effective upon purchase of the Notes tendered through the relevant Clearing System, I hereby renounce all right, title and interest in and to all such Notes purchased by or at the direction of ONO Finance plc and hereby waive and release any rights or claims I may have against ONO Finance plc, the ONO Group or any of its affiliates with respect to any such Notes and the Offers.

3.                                             I acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the tendering holder given by the tendering holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the tendering holder and shall not be affected by, and shall survive, the death or incapacity of the tendering holder.

4.                                             If the Notes are accepted for payment, I acknowledge that the value date for delivery and receipt will be the Settlement Date. I acknowledge that, to the extent I accept the Offers after the Early Tender Date, I will not receive the Early Participation Payment that would otherwise be payable with respect to the Notes tendered through the relevant Clearing System on or prior to the Early Tender Date.

Each holder shall be deemed to have given the following representations, warranties and undertakings as at the time of the transmittal of the appropriate electronic acceptance instruction to the relevant Clearing System, at the Early Tender Date and on the Settlement Date:

(a)                                        I hereby represent and warrant that I have full power and authority to accept the Offers in respect of the Notes tendered and that such Notes will be transferred by me to the order of ONO Finance plc with full title free from all liens, charges and encumbrances of any nature whatsoever, and not subject to any adverse claim and together with all rights attached thereto. I shall, upon request, execute and deliver any additional documents and/or do such other things deemed by ONO Finance plc to be necessary or desirable to complete the transfer and cancellation of the relevant Notes or to evidence such power and authority.

(b)                                       I hereby represent, warrant and undertake that I hold and will hold, until the time of settlement, the Notes within the relevant Clearing System and free from any transfers and that, in accordance with the requirements of the relevant Clearing System and by the deadline required by the relevant Clearing System, I have submitted or have caused to be submitted an electronic acceptance instruction to the relevant Clearing System, as the case may be:

(i)                                     to authorise the tender of such Notes, according to the procedures of the relevant Clearing Systems with effect on and from the date thereof so that, at any time pending the transfer of such Notes on the Settlement Date, as applicable, and the cancellation thereof, no transfers of such Notes may be effected, and

(ii)                                  to debit the Notes tendered through the relevant Clearing System for purchase from the appropriate account on the Settlement Date.

Tender of Notes Through the Clearing Systems

 Holders must take the appropriate steps to tender Notes through the relevant Clearing System so that no transfers may be effected in relation to such Notes at any time after such date in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System.

Beneficial owners of Notes who are not direct participants in the Clearing Systems must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in the relevant Clearing System to submit an instruction to such Clearing System in accordance with its requirements. The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Early Tender Date or Expiration Date, as the case may be, if they wish to tender their Notes, receive the Total Consideration or the Tender Offer Consideration, as applicable, and ensure that the Notes in the relevant Clearing System are in accordance with the requirements and deadlines of such Clearing System. Such beneficial owners should not submit such instructions to the Clearing Systems, the Lead Dealer Manager, the Dealer Managers, Agent, Luxembourg Agent or to ONO Finance plc.

If we terminate the Offers, we will notify the Clearing Systems of such termination and, the tendered Notes will be promptly returned to their holders through the relevant Clearing System.

No Guaranteed Delivery

There are no guaranteed delivery procedures used in connection with this Offer. Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Early Tender Date or the Expiration Date, as the case may be, if they wish to tender Notes and the related consents and be eligible to receive the Total Consideration or the Tender Offer Consideration, as applicable.

Determination of Validity

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described herein, and our determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any Notes that we determine not to be in proper form or, if the acceptance for payment of, or payment for which may in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the Offers or any defect or irregularity in any tender with respect to Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.  Our interpretation of the terms and conditions of the Offers will be final and binding.  We are not, nor are the Lead Dealer Manager, the Dealer Managers, the Agent, the Luxembourg Agent, or any other person under any duty to give notification of any defects or irregularities in tenders, nor shall any such party incur any liability for failure to give any such notification. If we waive our right to reject a defective tender of Notes, the holder will be entitled to the Total Consideration or the Tender Offer  Consideration, as applicable.

Backup U.S. Federal Income Tax Withholding

To prevent backup U.S. federal income tax withholding, each tendering holder of Notes (or other payee) must either (i) if such holder (or other payee) is a United States person, provide the relevant participant of the relevant Clearing System with such holder’s correct U.S. taxpayer identification number and certify that such holder is not subject to backup U.S. federal income tax withholding by completing U.S. Internal Revenue Service Form W-9 or (ii), if such holder (or other payee) is a non-United States person, provide the relevant participant of the relevant Clearing System with a U.S. Internal Revenue Service Form W-8BEN (or appropriate substitute form). For a more detailed discussion of backup U.S. Federal income tax withholding, see “Certain U.S. Federal Income Tax Considerations.”

ACCEPTANCE OF NOTES FOR PAYMENT

Upon the terms and subject to the conditions of the Offers (including, in the event the Offers are extended or amended, the terms and conditions of any such extension or amendment) and applicable law, we will purchase, by accepting for payment, and will promptly cause the payment for, all Notes validly tendered pursuant to the Offers on the Settlement Date.  Such payment will be made by the deposit of the applicable amounts representing the Total Consideration or Tender Offer Consideration, as applicable, in immediately available funds on the Settlement Date, with the Agents, who will act as agents for tendering holders for the purpose of receiving payment on our behalf and transmitting such payment to tendering holders. The deposit of such funds in full with the Agents on or prior to the Settlement Date, will discharge our obligation to pay for Notes accepted for payment.

Under no circumstances will we pay interest on the Tender Offer Consideration due to any delay on the part of the Agent, the Clearing Systems or their respective agents in making payment to the applicable holders.

We expressly reserve the right, in our sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of or payment for Notes if any of the conditions to the Offers shall not have been satisfied or waived, or in order to comply, in whole or in part, with any applicable law. See “Conditions to the Offers.” In all cases, payment by the Agent to holders for Notes purchased pursuant to the Offers will be made only after timely receipt by the Agent of (i) certificates representing such Notes at the Clearing Systems pursuant to the procedures set forth under “Procedures for Tendering Notes and Delivering Consents,” (ii) properly tendered Notes pursuant to the procedures described herein, and (iii) any other documents required by the Clearing Systems or by us.

For purposes of the Offers, tendered Notes will be deemed to have been accepted for payment, if, as and when we provide oral (subsequently confirmed in writing) or written notice thereof to the Agent.

If any tendered Notes are not purchased pursuant to the Offers for any reason, such Notes not purchased will be returned, without expense, to the tendering holder promptly (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited) to the account maintained at the Clearing Systems from which such Notes were delivered after the expiration or termination of the Offers.

Tendering holders will not be obligated to pay brokerage commissions or transfer taxes with respect to the purchase of their Notes.

Compliance with “Short Tendering” Rule

It is a violation of Rule 14e-4 (promulgated under the Exchange Act), for a person, directly or indirectly, to tender Notes for his own account unless the person so tendering (i) has a “net long position” (as defined in Rule 14e-4(a)(1)) equal to or greater than the aggregate principal amount or principal amount at maturity, as applicable, of the Notes being tendered and (ii) will cause such Notes to be delivered in accordance with the terms of the Offers. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Binding Agreement

The tender of Notes under any of the procedures described above will constitute a binding agreement between ONO Finance plc and the tendering holder in accordance with the terms and conditions set forth herein.

Transfer Taxes

If you tender Notes you will not be obligated to pay any transfer taxes unless you instruct us to issue Notes to a different person. If you request that your Notes not tendered or not accepted in the Offers be returned to a different person, you will be responsible for the payment of any applicable transfer tax.

Regulatory Matters

We are not aware of any additional governmental or regulatory approvals required in order to complete the Offers.

CERTAIN INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

The following summary contains a description of certain U.S. federal income tax considerations to U.S. Holders (as defined below) of the sale of the Notes pursuant to the Offers and the consent to the Proposed Amendments.  This summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to sell the Notes or consent to the Proposed Amendments.  In particular, this summary of U.S. federal income tax matters deals only with U.S. Holders that have held the Notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and does not address special tax situations, such as the U.S. federal income tax treatment of holders that are (i) subject to special tax rules (e.g., financial institutions, banks, securities or currency dealers, brokers, insurance companies, regulated investment companies, tax-exempt organizations, securities traders that elect mark-to-market tax accounting, certain U.S. expatriates and person subject to alternative minimum tax), (ii) holding Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction or (iii) U.S. Holders with a currency other than the U.S. dollar as their functional currency.  This summary assumes that the Notes are characterized as indebtedness for U.S. federal income tax purposes.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder and official interpretations thereof, each as in effect on the date hereof, all of which are subject to change or differing interpretations, possible with retroactive effect.  Holders of the Notes should consult their own tax advisers as to the U.S. federal income tax consequences of the sale of the Notes and the consent to the Proposed Amendments, in addition to the effect of any state or local tax laws or tax laws of any jurisdiction other than the United States.

As used herein, a “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes,  (i) a citizen or individual resident of the United States; (ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or of any State (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and  (iv) a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has made a valid election under Treasury regulations to be treated as a U.S. person.  If an entity treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  If a U.S. Holder is a partner in a partnership that holds Notes, the Holder is urged to consult its own tax adviser as to the sale of the Notes and the consent to the Proposed Amendments.  A “Non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

Tax Consequences to U.S. Holders

The Offer

The sale of the Notes pursuant to the Offer will be a taxable transaction to a U.S. Holder for U.S. federal income tax purposes.  A U.S. Holder generally will recognize gain (subject to the market discount rules discussed below) or loss upon the sale of a Note pursuant to the Offer in an amount equal to the difference between the U.S. dollar value of the consideration received for such Note (other than amounts attributable to accrued and unpaid interest, which will be taxable as ordinary interest income), and such U.S. Holder’s adjusted tax basis in the Note.  Amounts received in euro generally will be translated into U.S. dollars at the spot rate in effect on the date of receipt or the date of the sale.  If a Note denominated in euros is traded on an established securities market, a cash basis Holder (and, if it elects, an accrual basis Holder) will determine the U.S. dollar equivalent of the amount realized on the sale of such Note by translating that amount at the spot rate on the settlement date.  A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of such Note to such Holder (translated into U.S. dollars, in the case of a Note denominated in euros, at the spot rate in effect on the date of such Holder’s purchase of the Note or the settlement date, if a Note denominated in euros is traded on an established securities market as discussed above), increased by the amounts of any market discount and original issue discount previously included in income by the Holder with respect to such Note, and reduced, but not below zero, by any amounts previously deducted with respect to amortizable bond premiums and any payments other than “qualified stated interest” received by the Holder with respect to such Note.   In general, market discount is the excess, if any, of the “stated redemption price at maturity” of a Note over the U.S. Holder’s tax basis therein immediately after the acquisition (unless the amount of such excess is less than a specified de minimis amount, in which case market discount is considered to be zero). “Qualified stated interest” generally is stated interest that is unconditionally payable at least annually at a single fixed rate.

A U.S. Holder’s gain or loss recognized upon a sale of a Note (other than foreign currency gain or loss in respect of a Note denominated in euros as described below) will be U.S. source capital gain or loss (and will be long-term capital gain or loss if the Note had been held for more than one year), except that such gain may be subject to tax as ordinary income to the extent of any accrued market discount on the Note not previously included in income.  Under current law, net long-term capital gains of a noncorporate U.S. Holder, under certain circumstances, are taxed at lower U.S. federal income tax rates than are items of ordinary income.  The deductibility of capital losses by a U.S. Holder, however, is subject to significant limitations.

The treatment of the Early Participation Payment for U.S. federal income tax purposes is unclear. The Early Participation Payment could be treated either (i) as additional consideration for a U.S. Holder’s sale of its Notes, which generally would be treated as capital gain to the extent of any gain realized by such U.S. Holder and as a tax-free return of capital to the extent in excess of any gain realized by such U.S. Holder, or (ii) as an incentive payment, which could give rise to ordinary income.  U.S. Holders are urged to consult their own tax advisers regarding the treatment of the Early Participation Payment for U.S. federal income tax purposes.

Foreign Currency Gain or Loss

U.S. Holders of Notes denominated in euros will realize foreign currency gain or loss, which generally will be treated as ordinary income or loss, as the case may be, upon the sale of Notes denominated in euros pursuant to the Offer, and the realized foreign currency gain or loss generally will be recognized in accordance with applicable provisions of the Code.  Generally, the amount of foreign currency gain or loss realized will be equal to the difference between (x) the euro amount received as consideration upon the sale of a Note denominated in euros pursuant to the Offer as translated into U.S. dollars using the spot rate on the date of sale and (y) the euro amount of the U.S. Holder’s cost for such Note translated into U.S. dollars using the spot rate on the date such Note was acquired.  However, the amount of any foreign currency gain or loss realized upon the sale of a Note denominated in euros pursuant to the Offer shall be limited to the total amount of gain or loss, as the case may be, realized on such sale.  The foreign currency gain or loss will be treated as U.S. source ordinary income or loss, but generally will not be treated as interest income or expense.

Market Discount

If a U.S. Holder purchased Notes after their original issuance for an amount that was less than the stated redemption price of the Notes at maturity, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes.  A U.S. Holder generally will be required t o treat any gain recognized on the sale of the Notes pursuant to the Offer as ordinary interest income to the extent of the market discount that had not previously been included in income and is treated as having accrued on the Notes at the time of the sale.  Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elected to accrue market discount on a constant interest method.  Accrued market discount (other than market discount previously included in income) taken into account upon the sale of a Note denominated in euros will be translated into U.S. dollars at the spot rate on the date of the sale.  No part of such accrued market discount will be treated as foreign currency gain or loss.  If a U.S. Holder had elected to accrue market discount in income for any accrual period, the accrued market discount would be translated into U.S. dollars at the average exchange rate in effect during each interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate (or other rate elected by the Holder) for the partial period with the taxable year.  U.S. Holders are urged to consult their own tax advisers regarding the application of the market discount rules to their particular situations.

Bond Premium

A U.S. Holder that purchased a Note for an amount greater than the principal amount payable at its maturity may elect to amortize such excess amount (the “bond premium”) on a constant yield method over the remaining term of the Notes.  In the case of U.S. Holder that elected to amortize bond premium with respect to a Note denominated in euros, such Holder would recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the bond premium with respect to a given period, determined at the spot rate on the date the interest attributable to the period is received, and the U.S. dollar value of the bond premium amortized during the period, determined at the spot rate on the date of acquisition of such Note.  If no election is made to amortize bond premium, the bond premium would decrease the gain or increase the loss otherwise recognized on the sale of the Notes.  U.S. Holders are urged to consult their own tax advisers regarding the application of the bond premium rules to their particular situations.

Proposed Amendments

Because the Proposed Amendments are not likely to be economically significant or result in a change in payment expectations with respect to the Notes, U.S. Holders of the Notes should not recognize gain or loss for U.S. federal income tax purposes from the adoption of such amendments.  If, however, the amendments are economically significant or result in a change in payment expectations with respect to the Notes, the Notes may be deemed to have been exchanged for new amended Notes for U.S. federal income tax purposes.

If the Notes are deemed to have been exchanged for new amended Notes for U.S. federal in come tax purposes, U.S. Holders may recognize taxable gain or loss equal to the difference between the amount realized on such deemed exchange and the U.S. Holder’s tax basis in the Notes.  The amount realized by a U.S. Holder upon the deemed exchange generally will equal the issue price of the new amended Notes (as determined under the Treasury regulations), other than amounts attributable to accrued and unpaid interest or accrued market discount, both of which generally will be taxable as ordinary income.

Tax Consequences to Non-U.S. Holders

Subject to the discussion of “backup withholding” below, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain on the sale of the Notes pursuant to the Offer unless (a) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the year and certain other conditions are met or (b) the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within in United States (and, if a treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder).

Tax Return Disclosure and Investor List Requirement

Treasury regulations (the “Tax Shelter Regulations”) intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction.  Organizers and sellers of reportable transactions are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions.  A transaction may be a “reportable transaction” based upon any of several indicia, including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, significant book-tax differences, a brief asset holding period, and whether the transaction is a listed transaction.  In addition, the Tax Shelter Regulations could be interpreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Currently, legislative proposals are pending in Congress that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.  Holders of the Notes should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the ONO Finance plc and other participants in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to this transaction.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to proceeds of the sale of the Notes pursuant to the Offer through a U.S. branch of a U.S. or foreign broker or the foreign office of a U.S. or foreign broker with certain relationships with the United States.  A backup withholding tax at a current rate of 28% may apply to such proceeds if the beneficial owner fails to provide a correct taxpayer identification number (generally on IRS Form W-9). Payments of principal or proceeds from the disposition of Notes by or through a foreign office of a U.S. or foreign broker with certain relationships with the United States generally will be subject to information reporting but not backup withholding.  Non-U.S. Holders generally will not be subject to information reporting or backup withholding.  However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received within the United States or through certain U.S.-related financial intermediaries.  Any amounts withheld  under the backup withholding rules from a payment to a beneficial owner of the Notes will be allowed as a refund or credit against such beneficial owner’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Certain U.K. Tax Considerations

The following is a general summary of the current law and practice in the U.K. relating to certain of the anticipated U.K. tax consequences of the acceptance of the offer.  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant.  It should, therefore, be treated with caution.  Holders of Notes are advised to consult their tax advisers as to the U.K. or other tax consequences of accepting the offer.

The summary relates only to holder of Notes who are the absolute beneficial owners of those Notes and who hold those Notes as capital assets (and not as dealers in securities).

Holders which are within the charge to U.K. corporation tax (other than authorised unit trusts), will be charged to tax in respect of the consideration received for their Notes in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market or an accruals basis which is authorised for tax purposes under the U.K. “loan relationships” regime.  If the consideration received by such Holders includes an Early Participation Payment, such amount will constitute a profit or gain which will be charged to tax as income in the relevant accounting period.

Other holders of Notes who are resident for U.K. tax purposes in the United Kingdom or who carry on in the United Kingdom a trade through a branch, agency or permanent establishment to which the Notes are attributable will generally be liable to U.K. income tax on that part of the consideration received for their Notes that consists of interest.  Where such holders receive an Early Tender Payment in respect of their Notes, they will also realise a chargeable gain in respect of this amount (which, for individuals, is subject to the annual exemption and taper relief) for the purposes of U.K. taxation of chargeable gains.  In addition, acceptance of the offer by such holder in respect of Notes denominated in currencies other than U.K. pounds sterling may also give rise to a chargeable gain or allowable gain or allowable loss for the purposes of U.K. taxation of chargeable gains (calculated by comparing U.K. pounds sterling values at acquisition and at acceptance of the offer).

Noteholders should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by the Issuer, or any person in the U.K. acting on behalf of the Issuer (a “paying agent”), or is received by any person in the U.K. acting on behalf of the relevant Noteholder (other than solely by clearing or arranging the clearing of a cheque) (a “collecting agent”), the Issuer, the paying agent or the collecting agent (as the case may be) may, in certain cases, by required to supply to the U.K. Inland Revenue details of the payment and certain details relating to the Noteholder (including the Noteholder’s name and address).  These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of U.K. income tax and whether or not the Noteholder is resident in the U.K. for U.K. taxation purposes.  Where the Noteholder is not so resident, the details provided to the U.K. Inland Revenue may, in certain cases, be passed by the U.K. Inland Revenue to the tax authorities of the jurisdiction in which the Noteholder is resident for taxation purposes.  For the purposes of this paragraph, “interest” should be taken, for practical purposes, as including payments made by a Note guarantor in respect of interest on the Notes.  The provisions of this paragraph may also apply, in certain circumstances, to payments made on redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes.

No U.K stamp duty or stamp duty reserve tax will be payable on the acceptance of the offer by the holders of the Notes.

Certain Spanish Income Tax Considerations

The following is a summary of certain aspects of the Spanish taxation consequences of the disposal of the Notes by way of a tender back to the Offers or following acceptance of the Offers. The following comments are for general information only and are based on the Spanish legislation currently in force.

This summary does not discuss all aspects of Spanish taxation that may be relevant to particular holders in light of their individual investment circumstances or to certain types of holders subject to special tax rules. It relates only to the position of a holder who is resident in Spain for tax purposes and who is an absolute beneficial owner of Notes. Potential Spanish tax consequences may vary between Spanish resident individuals and entities.

If holders are in any doubt as to their tax position or are or may be subject to taxation in any jurisdiction other than Spain, they should consult their own professional adviser.

Spanish Resident Individuals

The receipt by a Spanish resident individual of cash consideration for Notes tendered pursuant to the Offers will be a taxable transaction for Spanish personal income tax purposes.

Accordingly, the holder will obtain a profit or loss computed as the difference between the amount of the consideration received upon tendering its Notes and such holder’s acquisition cost of the Note. Such profit or loss would qualify as financial income (“rendimiento del capital mobiliaro”) and would be taxed accordingly.

Spanish Resident Entities (Corporate Income Taxpayers)

The receipt of cash consideration for Notes tendered pursuant to the Offers will be a taxable transaction for Spanish corporate income tax purposes.

Accordingly, the holder will recognize income or loss computed as the difference between the amount of the consideration received upon tendering its Notes and such holder’s adjusted tax basis in such Notes. The adjusted tax basis in a Note generally equals the cost of the Note for such holder.

Stamp Duty

Spanish Stamp Duty will not be imposed as a result of the transfer of Notes.

The Agent for the Tender Offers and Consent Solicitations is:

The Bank of New York

By Overnight Courier, Registered/Certified Mail and By Hand:	For Information

Corporate Trust Administration	+(44) 20-7964-6513
The Bank of New York, London Branch	Attention: Julie McCarthy
30 Cannon Street	+(44) 20-7964-7235
London EC4M 6XH	Attention: Amanda Smith
England
Attention: Julie McCarthy
Amanda Smith

The Luxembourg Agent for the Tender Offers and Consent Solicitations is:

The Bank of New York (Luxembourg) S.A.

By Overnight Courier, Registered/Certified Mail and By Hand:	By Facsimile (for Eligible Institutions only):

Aerogolf Center	Fax: +(44) 20-7964-6061
1A Hoehenhof	Attention: Yves Theis
L1736 Senningerberg	Fax cover sheets should provide a call back phone
Grand Duchy of Luxembourg	Number and request to call back, upon receipt

Attention: Yves Theis	For Information
Telephone: +(44) 20-7964-6386

Any questions or requests for assistance or additional copies of this Offer Document may be directed to the Information Agent at the telephone numbers and address listed below.  A holder may also contact the Lead Dealer Manager and Dealer Managers at the telephone numbers and addresses listed below or such holder’s broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer and the Solicitation.  Additional copies of the enclosed materials may be obtained from the Information Agent and the Luxembourg Agent.

The Information Agent for the Tender Offers and the Consent Solicitations is:

D.F. King & Co., Inc.

D.F. King & Co., Inc.	D.F. King (Europe) Limited
48 Wall Street	2 London Wall Buildings – 2nd Floor
New York, NY 10005	London Wall
United States	London EC2M 5PP
Telephone: + (1) 212-269-5550 (Collect)	England
+(1) 800-758-5378 (U.S. Toll Free)	Telephone: +(44) 20-7920-9700

The Lead Dealer Manager and Solicitation Agent for the Tender Offers and Consent Solicitations is:

Banc of America Securities LLC

5 Canada Square	9 West 57th Street
London E14 5AQ	New York, NY 10019
England	United States
Telephone: +(44) 20-7174-4000	Telephone: +(1) 212-847-5834 (Collect)
+ (1) 888-292-0070 (U.S. Toll Free)

The Dealer Managers for the Tender Offers and Consent Solicitations are:

BNP PARIBAS	Deutsche Bank	Morgan Stanley

10 Harewood Avenue	Winchester House	25 Cabot Square
London NW1 6AA	1 Great Winchester Street	Canary Wharf
England	London EC2N 2DB	London E14 4QA
Telephone: +(44) 20-7595-4860	England	England
	Telephone: +(44) 20-7545-9968	Telephone: +(44) 20-7677-9771
+ (1) 800-624-1808 (U.S. Toll Free)